# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SitTight, Inc.
10161 Park Run Drive, Suite 150
Las Vegas, NV 89145
https://sittight.com

Up to $1,069,999.35 in Common Stock at $1.05
Minimum Target Amount: $9,999.15

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** SitTight, Inc.
**Address:** 10161 Park Run Drive, Suite 150, Las Vegas, NV 89145
**State of Incorporation:** DE
**Date Incorporated:** May 21, 2012

## Terms:

### Equity

**Offering Minimum:** $9,999.15 | 9,523 shares of Common Stock
**Offering Maximum:** $1,069,999.35 | 1,019,047 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $1.05
**Minimum Investment Amount (per investor):** $399.00

*\*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

### Perks\* and Investment Bonuses

$500+ investment - 20% discount on the purchase of one SitTight Balanced Active Sitting® chair

$1,500+ investment - 30% discount on the purchase of one SitTight Balanced Active Sitting® chair

$2,500+ investment - 40% discount on the purchase of one SitTight Balanced Active Sitting® chair

$10,000+ investment - 15% bonus shares and one free SitTight Balanced Active Sitting® chairs

$20,000+ investment - 20% bonus shares and two free SitTight Balanced Active Sitting® chairs

$30,000+ investment - 25% bonus shares and three free SitTight Balanced Active Sitting® chairs

$50,000+ investment - 30% bonus shares and four free SitTight Balanced Active Sitting® chairs

$100,000+ investment - 35% bonus shares and five free SitTight Balanced Active Sitting® chairs

*\*All perks occur after the offering is completed.*

### The 10% Bonus for StartEngine Shareholders

SitTight, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common stock at $1.05 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $105. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

### Company Overview

SitTight® turns sitting into an activity that improves your health, instead of damaging it, by using your body's natural ability to balance.

Our *Balanced Active Sitting®* chair promotes physical fitness and good posture as it activates the paraspinal muscles; creating a significant increase in core strength, heart rate and caloric burn.

It also impacts cognitive performance from the complex synchronization of mental function and the physical movement required for balance. This effect on the brain has led to SitTight being tested in clinics to facilitate balance therapy for conditions like Traumatic Brain Injury (TBI), dementia/Alzheimer's, ADD/ADHD, autism, etc.

Our product is currently available on our website as well as Amazon, Wayfair and a number of other third party websites.

SitTight delivers Fitness for our Body, Focus for your Mind and Fun for your Soul.

### Competitors and Industry

While SitTight is considered to be part of the "Active Sitting" industry, our product differs in that the user must actively balance on their center of gravity as they sit (with their feet off the floor). This provides much more benefit to the user, both physically and mentally. The seat can also be removed so that the user can stand on the footrest platform and balance while working at a standing desk.

In addition to distributing our chair in the office furniture industry, we are moving into the medical and education space based on its positive impact on the brain.

*Current Stage and Roadmap*

After receiving our first utility patent in 2015 we embarked on extensive testing, protyping and pre-production improvements to the commercial-grade version our product before reaching a production version of it. As of April 2019, we have produced over 1200 units of the SitTight and sold over 750 of them.

We have prototyped other versions of our chair for use in homes, gyms, schools, clinics, etc. We plan to build a consumer-grade version of our chair that will retail for less and a student version that will be smaller, lighter and even less expensive.

The second issued utility patent covers a "connected" version of our chair that will feature an embedded accellerometer chip to track movement and send the data wirelessly to a computer/screen. We will be "digitizing" the proprioceptive exercises that some clinics are currently using for therapy into a set of digital exercises that will resemble a video game experience. We are partnering with a medical technology firm to execute on this part of the project. We are also slated to have our product sold with their current medical equipment.

SitTight Patents:

The following are patents issued to SitTight.  SitTight does not, as of today, have any applications pending with the USPTO.

Title:            SEATING DEVICE

Inventors:        Scott Bahneman, et al.

Filing Date:      June 19, 2012

Serial No.:       13/527,567

Docket No.:       SCBA0001

Patent No. 8,998,319 B2 / Issued:  April 7, 2015

Title:            SEATING DEVICE

Inventors:        Scott Bahneman, et al.

Filing Date:      April 6, 2015

Serial No.:       14/679,381

Docket No.:       SCBA0003

Patent No. 9,596,936 B2 / Issued:  March 21, 2017

Title:            SEATING DEVICE

Inventors:        Scott Bahneman, et al.

Filing Date:          August 26, 2016

Serial No.:          29/575,632

Docket No.:          SCBA0004

Patent No. D812,387 / Issued:  March 13, 2018

## The Team

### Officers and Directors

**Name:** Scott Bahneman

Scott Bahneman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  **Dates of Service:** June 01, 2015 - Present
  **Responsibilities:** Executive responsibility of running the company; currently not taking a salary.

- **Position:** Secretary
  **Dates of Service:** June 04, 2012 - Present
  **Responsibilities:** Record keeping; currently not taking a salary.

- **Position:** Director
  **Dates of Service:** May 12, 2012 - Present
  **Responsibilities:** Board of Directors; currently not taking a salary.

Other business experience in the past three years:

- **Employer:** CardConnect Companies
  **Title:** Executive Board Member
  **Dates of Service:** June 01, 2016 - Present
  **Responsibilities:** Board Advisor and Sales Consulting

**Name:** Ronald Chaisson

Ronald Chaisson's current primary role is with retired-personal investments-consulting. Ronald Chaisson currently services two hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director

**Dates of Service:** June 01, 2015 - Present
**Responsibilities:** Board Membership; currently not taking a salary.

- **Position:** Primary Consultant
  **Dates of Service:** May 12, 2012 - Present
  **Responsibilities:** Advising the CEO and the board; currently not taking a salary.

**Name:** Tim Pratt

Tim Pratt's current primary role is with LED Light Source. Tim Pratt currently services one hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** June 04, 2012 - Present
  **Responsibilities:** Board of Directors; no cash compensation.

Other business experience in the past three years:

- **Employer:** LED Light Source
  **Title:** President
  **Dates of Service:** January 01, 2016 - Present
  **Responsibilities:** Running the company

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor

regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

### Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

### Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

### The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the common stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

### Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the furniture/manufacturing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

### If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

### We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our operations. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our operations, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

### Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

### Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

### Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may

never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

### Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

### Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

### Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

### We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

### We are an early stage company and have not yet generated any profits

SitTight, Inc. was formed on May 21, 2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SitTight, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

### *We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that SitTight is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

### *We have existing patents that we might not be able to protect properly*
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, patents, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

### *Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

### *The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing

our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

### *The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

### *We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

### *The Company is vulnerable to hackers and cyber-attacks*

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on SitTight.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on SitTight.com could harm our reputation and materially negatively impact our financial condition and business.

### *This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Scott Bahneman | 5,250,000 | Common Stock | 53.0 |
| Scott Bahneman | 1,816,667 | Preferred Stock | 53.0 |
| John Brophy (Series AA Preferred Stock) | 988,889 | Preferred Stock | 29.67 |

## The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Preferred Stock (Blank Check). As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,019,047 of Common Stock.

### Common Stock

The amount of security authorized is 20,000,000 with a total of 10,000,000 outstanding.

### Voting Rights

The holders of the common stock are entitled to one vote for each share of common stock.

### Material Rights

The voting, dividend and liquidation rights are subject to and qualified by the rights, powers and privileges of the holders of the Series AA Preferred Stock.

Upon liquidation, after payment of all preferential amounts required to be paid to the holders of Series AA Preferred Stock, the remaining funds and assets are distributed to the common stock holders on a pro rata basis.

### Preferred Stock

The amount of security authorized is 3,333,333 with a total of 3,333,333 outstanding.

### Voting Rights

Series AA Preferred Stock ("AA Stock") holders shall vote together with common stock holders as a single class on an as-converted basis. AA Stock holders are entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of AA Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

*Material Rights*

Liquidation Preferences: AA Stock holders are entitled to receive an amount per share equal to the greater of (a) original issue price plus any dividends declared but unpaid, or (b) such amount per share as would have been payable had all shares been converted into common stock, before any pay outs to common stock holders.

Dividends: AA Stock holders are entitled to receive dividends according to the number of common stock on an as converted basis.

Conversion: At each holder's option, AA Stock holders can convert AA shares to shares of common stock at a conversion price/ratio of 1:1, subject to certain conversion price adjustments due to special events.

### Preferred Stock (Blank Check)

The amount of security authorized is 6,666,667 with a total of 0 outstanding.

*Voting Rights*

To be determined by the Board of Directors in the future.

*Material Rights*

The board of directors is authorized to provide for the issuance of the shares of preferred stock in series, and to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences, and rights of the shares of each such series and the qualifications, limitations or restrictions.

## What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $1,000.00
  **Number of Securities Sold:** 10,000,000
  **Use of proceeds:** Starting the company
  **Date:** June 04, 2012
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Preferred Stock
  **Type of security sold:** Equity
  **Final amount sold:** $300,000.00
  **Number of Securities Sold:** 3,333,333
  **Use of proceeds:** Operations, design and prototype products, purchase inventory and sales and marketing.
  **Date:** September 09, 2015
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

### Circumstances which led to the performance of financial statements:

The company began operations in 2016. We were effectively pre-revenue, with only one sale at $595, and posted against a number of typical start up expenses, manufacturing expenses (i.e., design, prototyping, purchase of molds, etc.) and operational expenses. This resulted in a Net Operating Loss of $43,532.84 for the year.

### Year ended December 31, 2018 compared to year ended December 31, 2017

### Revenue

Revenue for fiscal year 2018 was $127,134, down compared to fiscal year 2017 revenue of $170,991. We believe that the decline in sales resulted from the fact that $120,000 of our sales in 2017 were from our Kickstarter Campaign. If you remove the Kickstarter campaign from the totals, sales would be trending up in 2018.

### Cost of sales

Cost of sales in 2018 was $83,094, a decrease of approximately $58,410, from costs of $141,504 in fiscal year 2017. The reduction was largely due to the fact that sales from the Kickstarter campaign in 2017 were at a very low margin because of the deep discounts required in a campaign Ike this and the Highet cost of advertising required to produce those sales.

### Gross margins

2018 gross profit increased by $14,553 over 2017 gross profit and gross margins as a percentage of revenues increased from 17.24% in 2017 to 34.64% in 2018. This improved performance was caused by selling inventory in a more traditonal method, outside of a crowdfunding campaign.

### Expenses

The Company's expenses consist of, among other things, selling & marketing, gereneral aministrative expenses, depreciation, and professional fees. Expenses in 2018 increased $8,570 from 2017. Some of the notable changes in expenses were the drop on design fees by $45,000 from 2017 to 2018, the increase in interest expenses and the increase in tradeshow expenses from 2017 to 2018.

**Historical results and cash flows:**

The sales results of the last two years are substantially lower than what investors should expect in the future.

Our past sales were made without the benefit of any real advertising/marketing effort and very limited publicity. When SitTight has been exposed to the general public, material sales results have been acheived. For expample, $40,000 in sales occurred within two days of CBS airing a six minute segment on Henry Ford's Innovation Nation at 8:00 AM on a Saturday morning.

Additionally, we are moving our distribution efforts to the medical and education space to be used as a device for balance therapy. These appear to be the industries where we find the highest value and best use of our products.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

Cash on hand is typically $10,000-$20,000. We have sufficient inventory to run operations on sales of product in inventory, when we have a shortfall, we have utilize our credit line to make up the difference.

The Company has a line of credit up to $250,000 and currently there is a balance of $143,500 outstanding.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

Yes, the funds from this campaign will be used for operating expenses, marketing and development of new products and services. We also have a line of credit of $250,000 with a current balance of $143,500 outstanding.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

Without the funds from this campaign, we will have to operate the company on profit from current sales and shareholder loans when necessary.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

Including our credit line of $250,000, we would be able to operate our business for over one year.

**How long will you be able to operate the company if you raise your maximum funding goal?**

We could operate the company for a number of years, while developing the two new products we have planned, if we raise the maximum campaign amount.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

The Company has a line of credit up to $250,000 and currently there is a balance of $143,500 outstanding.

## Indebtedness

- **Creditor:** Sdao Family II LLC
  **Amount Owed:** $110,399.92
  **Interest Rate:** 7.5%
  **Maturity Date:** September 01, 2021

- **Creditor:** Scott Bahneman
  **Amount Owed:** $143,500.00
  **Interest Rate:** 6.5%
  **Maturity Date:** January 01, 2021
  $250,000 line of credit with ballon payment at the end of the loan period, including interest due - no monthly payments required

## Related Party Transactions

- **Name of Entity:** Scott Bahneman
  **Relationship to Company:** Director
  **Nature / amount of interest in the transaction:** Scott Bahneman is providing a credit line to the company.
  **Material Terms:** Credit Line of $250,000 at an interest rate of 6.5%. Currently, there is a balance of $143,500 outstanding.

## Valuation

**Pre-Money Valuation:** $13,999,999.65

**Valuation Details:**

Our valuation was set internally, without a third party independent valuation, and is based on: Intellectual Property (three issued patents: two utility patents and one design patent plus trademarking), execution on manufacturing a commercial grade product, existing inventory, building automated direct-to-customer distribution and proof of market for our product. In additon, we have produced protoypes of new products, including a consumer-grade version at a lower price point and a "connected" version, designed for medical clinics.

We are working with clinics and medical technology companies to distribute our product in the medical equipment/technology space as a unique way to facilitate balance therapy. Our second utility patent provides IP for the measurement of movement and wireless delivery of that data to a computer screen for the implementation of measuring cognigive performance and ongoing therapy for a number of conditions.

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.15 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Working Capital*
  74.0%
  Working capital will allow us to fund our operational, shipping and inventory storage costs.

- *Marketing*
  20.0%
  We will advertise on social media for new sales.

If we raise the over allotment amount of $1,069,999.35, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  22.0%
  We will continue to build market awareness for product using social media advertising as well as explore other forms of advertising and promotion.

- *Research & Development*
  18.0%
  We will finalize the prototyping of our new connected version and move into software development for it. We will also design the student version (smaller, lighter and much lower price point)

- *Operations*
  14.0%
  This will allow us to maintain our current: operations, deployment and inventory storage fees for several years.

- *Company Employment*
  20.0%
  We will add personal to help with the execution of our business plan.

- *Inventory*
  20.0%
  We will continue to purchase inventory in 1000 unit orders in order to keep our COGS low.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://sittight.com (https://sittight.com/investor-relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/sittight-inc

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SitTight, Inc.

*[See attached]*

**SITTIGHT, INC.**

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017



## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
SitTight, Inc.
Las Vegas, NV

We have reviewed the accompanying financial statements of SitTight, Inc. (a corporation), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

### Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
December 4, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**SITTIGHT, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2018 AND 2017**
_____

| | 2018 | 2017 |
|---|---:|---:|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | $ 27,458 | $ 31,630 |
| Inventory | 98,906 | 24,085 |
| Accounts Receivable | 1,626 | 790 |
| TOTAL CURRENT ASSETS | 127,989 | 56,505 |
| | | |
| **NON-CURRENT ASSETS** | | |
| Software | 40,853 | 38,283 |
| Equipment | 210,533 | 210,533 |
| Accumulated Depreciation | (96,877) | (53,254) |
| Intellectual Property | 37,537 | 30,100 |
| Website | 5,000 | 5,000 |
| Domain Names | 6,794 | 6,794 |
| Accumulated Amortization | (5,151) | (2,918) |
| TOTAL NON-CURRENT ASSETS | 198,689 | 234,537 |
| | | |
| TOTAL ASSETS | 326,678 | 291,042 |

**SITTIGHT, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2018 AND 2017**

| | 2018 | 2017 |
|---|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accounts Payable | 123,065 | 105,775 |
| TOTAL CURRENT LIABILITIES | 123,065 | 105,775 |
| **NON-CURRENT LIABILITIES** | | |
| Note Payable | 100,177 | - |
| Related Party Line of Credit | 39,500 | 39,500 |
| Accrued Interest | 4,721 | 2,154 |
| TOTAL LIABILITIES | 267,463 | 147,429 |
| **SHAREHOLDERS' EQUITY** | | |
| Common Stock (20,000,000 shares authorized; 10,000,000 issued; $.0001 par value) | 1,000 | 1,000 |
| Preferred Stock (10,000,000 shares authorized; 3,333,333 issued; $.0001 par value) | 333 | 333 |
| Additional Paid in Capital | 287,059 | 287,059 |
| Retained Earnings (Deficit) | (229,178) | (144,778) |
| TOTAL SHAREHOLDERS' EQUITY | 59,214 | 143,614 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 326,678 | $ 291,042 |

Reviewed- See accompanying notes.

## SITTIGHT, INC.
## INCOME STATEMENT
## FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

|  | 2018 | 2017 |
|---|---|---|
| **Operating Income** |  |  |
| Sales, Net | $ 127,134 | $ 170,991 |
| Cost of Goods Sold | (83,094) | (141,504) |
| **Gross Profit** | 44,040 | 29,487 |
| **Operating Expense** |  |  |
| Selling & Marketing | 48,986 | 37,625 |
| Depreciation | 44,623 | 34,292 |
| General & Adminstrative | 19,478 | 8,269 |
| Rent | 3,589 | 1,788 |
| Amortization | 1,233 | 920 |
| Professional Fees | 1,425 | 45,010 |
|  | 119,335 | 127,905 |
| **Net Income from Operations** | (75,295) | (98,418) |
| **Other Income (Expense)** |  |  |
| Interest Expense | (8,506) | (2,057) |
| Tax Expense | (599) | (771) |
| **Net Income** | $ (84,400) | $ (101,246) |

## SITTIGHT, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

|  | 2018 | 2017 |
|---|---|---|
| **Cash Flows From Operating Activities** |  |  |
| Net Income (Loss) For The Period | $ (84,400) | $ (101,246) |
| Depreciation | 44,623 | 34,292 |
| Change in Accounts Payable | 17,290 | 105,775 |
| Amortization | 1,233 | 920 |
| Change in Accounts Receivable | (836) | (790) |
| Change in Inventory | (74,821) | (24,085) |
| **Net Cash Flows From Operating Activities** | (96,910) | 14,867 |
| **Cash Flows From Investing Activities** |  |  |
| Purchase of Software | (2,570) | (17,625) |
| Purchase of Intellectual Property | (7,437) | (1,551) |
| **Net Cash Flows From Investing Activities** | (10,007) | (19,176) |
| **Cash Flows From Financing Activities** |  |  |
| Change in Note Payable | 100,177 | - |
| Change in Accrued Interest | 2,568 | 2,057 |
| Change in Related Party Line of Credit | - | 30,500 |
| **Net Cash Flows From Financing Activities** | 102,744 | 32,557 |
| **Cash at Beginning of Period** | 31,630 | 3,382 |
| **Net Increase (Decrease) In Cash** | (4,173) | 28,248 |
| **Cash at End of Period** | $ 27,458 | $ 31,630 |

## SITTIGHT, INC.
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
### FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

| | Common Stock | | Preferred Stock | | Additional Paid in Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| | Number | Amount | Number | Amount | | | |
| Balance at December 31, 2016 | 10,000,000 | $ 1,000 | 3,333,333 | $ 333 | $ 287,059 | $ (43,533) | $ 244,859 |
| Net Income | | | | | | | (101,246) |
| Balance at December 31, 2017 | 10,000,000 | $ 1,000 | 3,333,333 | $ 333 | 287,059 | (144,778) | $ 143,614 |
| Net Income | | | | | | | (84,400) |
| Balance at December 31, 2018 | 10,000,000 | $ 1,000 | 3,333,333 | $ 333 | 287,059 | (229,178) | $ 59,214 |

Reviewed- See accompanying notes.

## NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

SitTight, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a furniture manufacturer that specializes in health enhancing active sitting chairs.

## NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2018 & 2017.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

## NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Software

The Company capitalizes software costs with an expected useful life of one year or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Inventory

Inventory is composed of work-in-progress and finished inventory and is stated at the lower of historic cost or market value.

Intellectual Property

Intellectual Property represents fees paid to third parties in pursuit of various patents and trademarks. Amortization is calculated on a straight-line basis over management's estimate of each asset's useful life.

Website

Website represents fees paid to third parties for the development of the Company's website. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life.

Domain Names

Domain Name represents fees paid to third parties for the acquisition of various domain names. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2016, the Company entered into a Line-of Credit agreement with, related party, Scott Bahneman. The agreement has a limit of $250,000 and bears an interest rate of 6.5%. Payment dates and amounts are determined at the lender's discretion. Scott Bahneman is a member of the Company's management team.

In 2018, the company issued a promissory note in exchange for $200,000. The Note accrues interest at a rate of 7.5% per annum and will mature in three years. The Company will make monthly payments of $6,221.24 per month until paid in full. Future annual payments due are as follows:

        2019- $74,654.88
        2020- $74,654.88
        2021- $37,327.44

## NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

*Level 1* - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
*Level 2* - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
*Level 3* - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

*Market approach* - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
*Income approach* - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
*Cost approach* - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

## NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

## NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 4, 2019, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

 

Start Investing     Get Funding     Sign In

# SitTight, Inc.

Balanced Active Sitting®





⊘ **Website**   📍 Las Vegas, NV

MANUFACTURING

SitTight turns sitting into an activity that improves your health, instead of damaging it, by using your body's natural ability to balance. It also impacts cognitive performance from the complex synchronization of mental function and physical movement.

## $5,000 raised ⓘ

| | |
|---|---|
| **6** Investors | **81** Days Left |
| **$1.05** Price per Share | **$14M** Valuation |
| **Equity** Offering Type | **$399.00** Min. Investment |

**INVEST NOW**

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

---

Overview     Team     Terms     Updates     Comments          ♡ Follow

# Reasons to Invest

- Large Market - Global Standing Desk Market to Reach $2.8 Billion by 2025 [1]

- Great Margins - 75% Margin direct sales on retail and 50% wholesale margin

- Strong IP - Intellectual Property protected by three issued patents from the US Patent Office

 **Works by utilizing**

## Bonus Rewards

Get rewarded for investing more into SitTight, Inc.

**$399+**
Investment

**StartEngine Owner's Bonus**

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program please see the Offering Summary section below.



**utilizing your body's natural ability to balance**

**THE PROBLEM**

## Sitting is the new smoking

Recent medical research has concluded that sitting for extended periods of time is so unhealthy that the word "sitting disease" is being used to describe it. Work-life and personal life suffer as your health deteriorates from a sedentary lifestyle.

Founder, Scott Bahneman, has experienced first hand the health problems from sitting all day at a desk. Like most adults across America, he had a job that had him sedentary all day at work and that was negatively affecting his health. He was gaining weight and struggling with poor posture and a lack of energy.



**THE SOLUTION**

## Get fit while you sit

The SitTight chair was born one day when Scott was sitting in a deck chair at a

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swimming pool and noticed how his body had drastically changed shape in less than a year of taking a desk job. He realized that he was going to have to find a way to burn calories while he was working at a desk or his health was going to continue to deteriorate.


Improve your posture with Balanced Active Sitting™

Scott recalled that a personal trainer that he had previously worked out with used various balance apparatus in the gym to help him stay lean and reduce back pain. He figured that if he could improve his health by balancing as he was standing in the gym, he could probably come up with a way to do the same thing while sitting at a desk.

The SitTight chair promotes good posture as it activates the paraspinal muscles in the body's postural system. Throughout the day, the core is activated, the heart rate increases and this burns additional calories.


SitTight™

SitTight not only promotes good physical fitness, but it also impacts cognitive performance from the complex synchronization of mental function and the physical movement required for balance. Brain activity dramatically increases as

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users balance on their center of gravity on our chair. There is anecdotal evidence of this having a therapeutic effect on brain issues like dementia, autism and attention deficit. We will continue to support clinical trials and studies involving balance therapy using our products to improve lives with non-pharmaceutical solutions.

THE MARKET

# Our market covers most of the adult population

**Office Furniture:** According to a recent study, over 25% of the adult population in the United States sit at least eight hours a day at their job. This represents an enormous number of people who could benefit from our Balanced Active Sitting® chairs. We plan to reach this audience through direct corporate sales and the high-end office furniture reseller channel. Our modular design allows the user to remove the seat portion of the chair and balance while standing on the footrest platform at a height-adjustable desk.



## SitTight is the key to unlocking the value of a standing desk investment

**Medical Equipment:** There are already clinics in which patients are using balance therapy for treatment of brain issues. Additionally, we are partnering with medical equipment manufacturers that sell products designed to measure cognitive performance in patients as well as for therapy.

**Education:** This is another potentially huge market for us. We plan to develop student sized versions of our product for use in classrooms. Children struggling with ADD and ADHD can use our chairs to help themselves stay focused in class and while doing homework.

**Fitness**: Professional trainers and consumers in the fitness industry are a good target audience for us. SitTight can be used for balance exercise with the added benefit of our tip-limiter protecting the user from injury.

OUR TRACTION

## Our chairs have stood on their own with accolades from CBS, Fast Company & more

In 2017 we launched our product through a very successful Kickstarter campaign. We exceeded our goal by nearly $100K and began selling our chairs right then and there. Since then, we have been selling our chairs at SitTight.com, Amazon and other online retailers. The responses to our product are overwhelmingly glowing.

Word quickly spread about SitTight's innovative new way to sit and we began to receive a lot of press and numerous accolades. We were featured on the CBS show "Henry Ford's Innovation Nation", we were awarded bronze in the 2018 Edison Awards and listed as an honoree for Fast Company's 2018 World Changing Ideas.

All our hard work has led to two utility patents and one design patent from the US Patent office. We have completed clinical studies showing the positive effects of SitTight on the body and mind and continue to conduct research that will help develop new products and perfect our existing one.



WHAT WE DO

## Our chairs work your body and your mind

The core aspect of our Balanced Active Sitting® chair is in the name -- balance. Balancing causes an increase in heart rate from activation of the core muscles. This promotes good posture and an increase in brain activity. Our chairs can do all this through their patented design. It features a seat made of a comfortable mesh to increase airflow and created with an ergonomic design. The chair is adjustable in height as well as containing an adjustable air bladder on the bottom so you can control the amount the chair moves -- this affects how much your body is forced to engage core muscles to balance. There is swivel movement for ease in the workplace and a solid base that is used as a footrest. Our chair can also be used to stand on, which can help make the most out of a standing desk. Our chairs have a sleek design, are supremely easy to use and look great in all workspaces.


SitTight Main Features
Modern minimalistic design
Comfortable ergonomic seat of durable mesh to increase airflow
Swivel movement
Adjustable height
Adjustable air bladder that makes the chair dynamic requiring constant balance
Solid platform base that serves as footrest and prevents tipping
SitTight

THE BUSINESS MODEL

## We sell our chairs wholesale and direct to consumer with > 50% margin

We sell our product to both people and retailers across various industries,

including but not limited to: office furniture suppliers, schools and educational facilities and medical and physical fitness industries. We also incentivize purchase through our Ambassador program for trainers, physical therapists and corporate fitness specialists, etc. They garner a 30% commission on the sales price on referred sales.

We sell our chairs at a price point of $595 with a multi-unit discount for 100 chairs at $495 and 1000 chairs at $395. We anticipate a 50% margin in selling wholesale. We offer free shipping to consumers and charge for shipping on multi-unit commercial sales.



HOW WE ARE DIFFERENT

## We are a standalone in the "balanced active sitting" market

According to our research, there aren't any other products in the "Active Sitting" market that have as much to offer as SitTight's Balanced Active Sitting® chair. In other active sitting chairs, the user's feet are touching the floor, which doesn't require as much core strength and calorie burn. These chairs ***allow*** the user to move as they sit, but SitTight ***requires*** movement in order to maintain balance on one's center of gravity. Our design is patented, ensuring that it is completely distinct. Only a chair with this level of unique innovation would be written about by Men's Health Magazine, Mashable, Business Insider and many more. We have people, medical professionals, and trainers all raving about our product because they've never seen anything like it. The attention to detail that came from hours and hours of research, testing and product improvement has led to a product that is wholly unmatched in the field.



THE VISION

## Exploring the scientific benefits of the SitTight chair

As we move forward, we would like to devote a good portion of our resources to

completing clinical studies on the impact of our products. We want to better understand exactly how it is helping to improve health in both the body and brain. We are working with clinics that are developing proprioceptive exercises using our latest utility patent, which is an embedded accelerometer and gyrometer chip. We will be releasing two new models that will be for consumers and school aged kids, called the SitTight Light and the SitTight Student respectively. This will involve a reallocation of resources into research and development that will be spurred on by this current raise.

Continuing to look ahead three to five years in the future, we plan to focus back on sales and marketing; armed with the data from the clinical trials and data testing to support the existing anecdotal evidence of SitTight's impact on cognitive performance and mood. From here, we plan to ramp up operations and disrupt the medical device, office furniture and exercise industries.


SitTight™
Balanced Active Sitting

WHY INVEST

## Our chairs are on the cutting edge

Our Balanced Active Sitting® chair is ahead of the curve. People are just now realizing the importance of balance therapy in treating various physical ailments and its effect on mental and emotional health. We have seen and felt directly what happens when you spend all day sitting still at an office desk. So much time is wasted being sedentary when this time could be turned into something productive. Along with our research and patents, we are releasing products that meet our objective of providing **Fitness for the Body, Focus for the Mind and Fun for the Soul.**

With the funds raised through this campaign, we plan on continuing our research

to create ground-breaking products that improve people's lives.
Our exit strategy is to be acquired by, or licensed to, one of our competitors or distributors in the office furniture, medical and/or education industries.



## Sources

[1] - https://www.businesswire.com/news/home/20170630005204/en/Global-Standing-Desk-Market-Reach-2.8-Billion

## In the Press

   



SHOW MORE

# Meet Our Team







## Scott Bahneman

### CEO, Secretary and Director

*Since 2015, Scott has overseen the day-to-day operations for SitTight, Inc. as its founder. He is also an executive board member of CardConnect Companies.*

*From 2009 - 2015 Scott served as the SVP of the Agent Sales channel for PayPros until it was sold to Global Payments, one of the three largest players in the electronic payments industry.*

*In 2003, Scott founded an online digital music and movie distribution company and served as its CEO until 2009.*

*Commencing in 2000 until 2003, Scott founded and was Senior Vice President of Marketing and Business Development of The Logix Companies until it was sold (eventually becoming part of First Data Corporation). The Logix Companies developed electronic identity authentication and integrated it with payment solutions for businesses that accepted debit, credit and checks.*

*From 1985 until 1997, Scott was Vice President of Sales and held a significant shareholder position in Bancard, Inc., a pioneer in the merchant credit card services industry. During his tenure at Bancard, Scott was responsible for developing and leading a sales organization until the company was sold in 1997 (eventually becoming part of US Bank).*

*Scott attended the University of North Dakota on a football scholarship after graduating from Thompson High School in Thompson, North Dakota in 1980.*



## John Brophy

### Advisor, Design and Manufacturing

*John has over 20 years of experience in contract manufacturing. As co-founder of Carttronics, Inc., a technology company. he set up manufacturing in Mexico and later in Asia. During the startup of Carttronics the company won the "Most Innovative New Product" award in its category from UC San Diego's Connect program.*

*Utilizing the experience, knowledge and close relationships developed in Asia he founded Caladon USA in 2003 to provide manufacturing services in China and Taiwan for a variety of industries, including aviation IFE, medical and scientific instrumentation. He has a qualified staff in Asia to provide day-to-day management of projects including manufacturing process, on-site quality assurance and logistics. His partner factories are all ISO9001 (quality management system) certified. John spends 8 to 10 weeks a year at the factories providing direction and support for new and mature projects. He has a BS in Finance from Cal State Northridge.*



## Dr. David Dempsey

### Advisor, Medical Expert

*Dave was born San Francisco in 1947 and remained there until he graduated from Woodside High School in 1965.*

*He attended the University of Nebraska from 1966-1970 on a football scholarship. Dave went to medical school at the University of Nebraska Medical Center from 1970-74. His Internship and Residency was at St Mary's Medical Center San Francisco from 1974-77 and he received his ER training at San Francisco General Hospital from 1977-81.*

*Dave was Board Certified in Internal Medicine in 1976, as well as Emergency Medicine in 1987. He has been a Fellow American College of Emergency Medicine since 1987 while practicing full time Emergency Medicine for last 38 years.*



## Don Aspromonte

ADHD and Sales Expert

*Don received his BA - Business Administration degree from Ft. Lewis College, Durango, CO; his MBA - Quantitative Management from Texas Tech University, Lubbock, TX; and he did his Post Graduate work at the University of Maryland, Wackernheim, Germany. He is a Certified Trainer and Peer Reviewed Fellow of National Association of Neurolinguistic Programming (NLP). He is also a Registered Representative - Securities offered through McIntyre Investments, Inc., member of NASD/SIPC.*

*Don has authored two books:*

*• Green Light Selling – Sold in 38 countries during first 6 months*

*• Psycholinguistic Processes for Selling, Marketing, Managing, Negotiating and Presentation Skills*

*His past sales training and consulting clients include:*

*• U.S. West (Qwest)*

*• American Management Systems*

*• Cellular One*

*• Nextel*

*• TelAmerica*

*• Vail Associates*

*• International Training & Consulting*

*Don has hired and trained salespeople, sales managers, customer service personnel and administrators in Japan, Australia, New Zealand, India, Singapore, Malaysia and S. Korea. His other international experience includes: branding, training and Internet Optimization for professional practices in Canada.*



## Ronald Chaisson

Director, Consultant

*Ron has over thirty-five years experience in creating and maintaining growth and profitability of technology based companies. He was responsible for the start-up of several companies that include Chase Computer Corporation (1973), TRAQ Technology (1985), FRS Merchant Services (1992), and TASQ Technology (1994).*

*Ron established Chase Computer Corporation in 1973 and directed its development into a major force with the POS marketplace. Within one year after the introduction of their proprietary POS terminal, sales grew from $60,000 to over $4 million, with back orders in excess of $10 million. Chase Computer Corporation was acquired in 1979 by a very successful publicity held company.*

*As founder of TRAQ Technology in 1983, Ron developed the latest technology in point-of-sale systems and industrial data collection terminals. The product development was successfully completed and installed at many retail and industrial locations across the United States. Private investors acquired TRAQ in 1989.*

*Ron founded the Merchant Services Division of FRS, which later became a division of a publicly held company through acquisition. By the end of 1993, the Merchant Systems Division grew from a start-up to a substantial size division with 60 employees across the United States.*

*TASQ Technology was founded in 1994 to facilitate the purchase, deployment and inventory management of credit card terminals. TASQ became the largest and most successful company of its kind in the Credit Card industry. First Data Corporation acquired TASQ in 2001. Today TASQ has revenues in excess of $250 Million and continues to lead the industry with exceptional performance.*

*Ron has a degree in Finance from Louisiana State University and went on to attend the*



## Cypress Law

Legal Counsel

*Cypress LLP's success is built on the ability of our legal team to solve problems creatively, to explore the opportunities inherent in every legal problem, and to focus on client service and success.*

*Our dedication to client service is an extension of our strong personal commitment to each other. Cypress LLP's founding partners are long-time colleagues and friends, and most of our lawyers have spent many years practicing law together.*

*To meet our client service objectives, Cypress has assembled an experienced legal team that includes former big-firm litigators, general counsel, entrepreneurs, and technology experts who add value by understanding first-hand the business and creative goals of our clients. We offer a customized approach to serving every client and work collaboratively with them to obtain the best results. We also act as strategic partners to our clients and provide or help them find the business support they need to prosper, profit, and grow.*

State University and went on to attend the Masters program in Computer Science at the University of Southwestern Louisiana.

Ron is currently retired, and consults with the CEO and advises the company on a part time basis (approximately 2 hours per week).





# Tim Pratt

Director

Tim has been a Real Estate and Construction Professional for twenty-five years. Significant projects include commercial construction administration, large subdivision development, and numerous custom home projects. Tim has also helped two start-ups become successful operations. He is project-oriented with a start-up mentality.

Health and Fitness has been the cornerstone of Tim's success in fighting his 45 year battle with Type 1 diabetes. Tim is keenly aware of the importance of daily physical activity and the effect it has on one's health and productivity.

Tim graduated from the University of Colorado with a BA and experienced "the school of hard knocks" with two start-ups Tim traveled the world extensively in the mid-seventies and brought along the parents to pay the bills.

Tim is currently the President of LED Light Source and consults and advises the company as a director on a part time basis (approximately an hour per week).



Offering Summary

| | | |
|---|---|---|
| **Company** | : | SitTight, Inc. |
| **Corporate Address** | : | 10161 Park Run Drive, Suite 150, Las Vegas, NV 89145 |
| **Offering Minimum** | : | $9,999.15 |
| **Offering Maximum** | : | $1,069,999.35 |
| **Minimum Investment Amount (per investor)** | : | $399.00 |

Terms

| | | |
|---|---|---|
| **Offering Type** | : | Equity |
| **Security Name** | : | Common Stock |
| **Minimum Number of Shares Offered** | : | 9,523 |
| **Maximum Number of Shares Offered** | : | 1,019,047 |
| **Price per Share** | : | $1.05 |
| **Pre-Money Valuation** | : | $13,999,999.65 |

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

### Perks* and Investment Bonuses

$500+ investment - 20% discount on the purchase of one SitTight Balanced Active Sitting® chair

$1,500+ investment - 30% discount on the purchase of one SitTight Balanced Active Sitting® chair

$2,500+ investment - 40% discount on the purchase of one SitTight Balanced Active Sitting® chair

$10,000+ investment - 15% bonus shares and one free SitTight Balanced Active Sitting® chairs

$20,000+ investment - 20% bonus shares and two free SitTight Balanced Active Sitting® chairs

$30,000+ investment - 25% bonus shares and three free SitTight Balanced Active Sitting® chairs

$50,000+ investment - 30% bonus shares and four free SitTight Balanced Active Sitting® chairs

$100,000+ investment - 35% bonus shares and five free SitTight Balanced Active Sitting® chairs

*All perks occur after the offering is completed.*

**The 10% Bonus for StartEngine Shareholders**

SitTight, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common stock at $1.05 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $105. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

---

**Offering Details**

**Form C Filings**

SHOW MORE

---

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

---

## Updates

Follow SitTight, Inc. to get notified of future updates!

---

## Comments (2 total)

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**Jordan Talley**  `SE OWNER`  `7 INVESTMENTS`  6 days ago
Hello,

This seems like a great product/company and I am interested in investing! Have you seen continued revenue growth, improving margins and decreasing net losses in 2019?

Happy Holidays,

Jordan Talley

**Scott Bahneman** - SitTight, Inc. 4 days ago
Hello Jordan,

Thank you for your interest in SitTight and your kind words about our product/company.

As you may have noticed on our campaign page, we spent much of 2019 refocussing our efforts on medical and education opportunities. We paused our advertising and selling efforts in the office furniture market. This caused our gross sales to slow down, but margins remained about the same. As a result of this, and some depreciation that was taken, our losses increased as part of our long-term plan.

We are very excited about 2020 as we begin to sell in the medical technology sector with our first new distribution partner the space. We will be exhibiting with them at the Consumer Electronics Show here in Las Vegas in early January.

Please let us know if there are any other question we can answer for you.

All the best,

Scott Bahneman
CEO
SitTight, Inc.

---

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**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

(Scott Bahneman Founder & Inventor) You've probably heard the saying before that necessity is the mother of invention and it turns out the invention of SitTight really wasn't any different than that.

I had taken a desk job years ago found that after sitting in front of a desk for hours upon hours, day after day, my health was starting to diminish. I was putting on weight. I realized I was going to have to find a way to utilize the time that I spend sitting as a way to improve my health and not damage it.

The real magic with SitTight lies in its simplicity. The ability to simply balance on your center of gravity, have your body engage, muscles working to keep your posture straight, burning calories, your mind be involved as it's controlling all those muscles, is really what allows people to turn sitting into an activity that improves their health.

SitTight is a chair that combines physical activity and mental focus. We call it balanced active sitting. This stabilizes your spine as it strengthens your core which improves posture and makes you burn calories simply by sitting, resulting in an overall healthier lifestyle plus balancing requires you to stay mentally engaged which allows you to be more alert and productive. We want to introduce the world to balanced active sitting and help people get fit while they sit. (SitTight Balance Active Sitting)

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

# AMENDED AND RESTATED

## CERTIFICATE OF INCORPORATION OF

### SITIGHT, INC.

Sitight, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certifies that:

A.     The name of the Corporation is Sitight, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 21, 2012.

B.     This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

C.     The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation, on September 4, 2015.



By: Scott Bahneman
Its: Secretary

1

## ARTICLE I

The name of the corporation is SitTight, Inc.

## ARTICLE II

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

## ARTICLE III

The total number of shares of stock which the corporation is authorized to issue is twenty million (20,000,000) shares of common stock, having a par value of $0.0001 per share, and ten million (10,000,000) shares of preferred stock, having a par value of $0.0001 per share. The board of directors is authorized to provide for the issuance of the shares of common stock and preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences, and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The first series of preferred stock shall consist of three million three hundred thirty-three thousand three hundred thirty-three (3,333,333) shares designated "Series AA Preferred Stock", which shall have the terms, rights, powers and preferences, and the qualifications and limitations stated herein. The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of the common stock of the corporation and in respect of the Series AA Preferred Stock of the corporation.

A. **COMMON STOCK**

1. **General**. The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and privileges of the holders of the Series AA Preferred Stock set forth herein.

2. **Voting**. The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders (and written actions in lieu of meetings).

**B. SERIES AA PREFERRED STOCK**

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series AA Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article III refer to sections of this Part B.

1. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 <u>Payments to Holders of Series AA Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of common stock by reason of their ownership thereof, the holders of shares of Series AA Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share of Series AA Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series AA Preferred Stock been converted into common stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the corporation, the funds and assets available for distribution to the stockholders of the corporation shall be insufficient to pay the holders of shares of Series AA Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Series AA Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series AA Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "<u>Original Issue Price</u>" shall mean nine cents ($0.09) per share of Series AA Preferred Stock.

1.2 <u>Payments to Holders of Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series AA Preferred Stock as provided in Section 1.1, the remaining funds and assets

3

available for distribution to the stockholders of the corporation shall be distributed among the holders of shares of common stock, pro rata based on the number of shares of common stock held by each such holder.

1.3     Deemed Liquidation Events.

1.3.1   Definition.   Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Series AA Preferred Stock (voting as a single class on an as-converted basis) elect otherwise by written notice sent to the corporation at least five (5) days prior to the effective date of any such event:

(a)     a merger or consolidation in which (i) the corporation is a constituent party or (ii) a subsidiary of the corporation is a constituent party and the corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the corporation or a subsidiary in which the shares of capital stock of the corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of common stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of common stock are converted or exchanged; or

(b)     the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the corporation or any subsidiary of the corporation of all or substantially all the assets of the corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the corporation, except where such sale, lease, transfer or other disposition is to the corporation or one or more wholly owned subsidiaries of the corporation.

      1.3.2   <u>Allocation of Escrow</u>.   In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the corporation is placed into escrow, the merger agreement shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

      1.3.3   <u>Amount Deemed Paid or Distributed</u>.   The funds and assets deemed paid or distributed to the holders of capital stock of the corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the corporation or the acquiring person, firm or other entity.  The value of such property, rights or securities shall be determined in good faith by the board of directors.

## 2.    <u>Voting</u>.

      2.1   <u>General</u>.  On any matter presented to the stockholders of the corporation for their action or consideration at any meeting of stockholders of the corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series AA Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Series AA Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series AA Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Series AA Preferred Stock shall vote together with the holders of common stock as a single class on an as-converted basis, and shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock.

2.2     Protective Provisions. Any action that would alter any provision of the Certificate of Incorporation in a manner that adversely altered the rights, preferences, privileges, or powers of the Series AA Preferred Stock requires the consent of holders of Series AA Preferred Stock owning at least 50% of the shares of Series AA Preferred Stock then outstanding.

3.     **Conversion.** The holders of the Series AA Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

3.1     Right to Convert.

3.1.1     Conversion Ratio. Each share of Series AA Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the Original Issue Price by the Conversion Price in effect at the time of conversion. The "Conversion Price" shall initially mean the Original Issue Price, subject to adjustment as provided below.

3.1.2     Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series AA Preferred Stock.

3.2     Fractional Shares. No fractional shares of common stock shall be issued upon conversion of the Series AA Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the corporation shall pay cash equal to such fraction

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multiplied by the fair market value of a share of common stock as determined in good faith by the board of directors.

### 3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. In order for a holder of Series AA Preferred Stock to voluntarily convert shares of Series AA Preferred Stock into shares of common stock, such holder shall surrender the certificate or certificates for such shares of Series AA Preferred Stock, if any, (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the corporation to indemnify the corporation against any claim that may be made against the corporation on account of the alleged loss, theft or destruction of such certificate), at the principal office of the corporation, together with written notice that such holder elects to convert all or any number of the shares of the Series AA Preferred Stock represented by such certificate or certificates. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of common stock to be issued. If required by the corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the corporation of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "Conversion Time"), and the shares of common stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The corporation shall, as soon as practicable after the Conversion Time, (a) if the Corporation generally issues stock certificates, issue and deliver to such holder of Series AA Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of common stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series AA Preferred Stock represented by the surrendered certificate that were not converted into common stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of common stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Series AA Preferred Stock converted.

3.3.2 <u>Reservation of Shares</u>. The corporation shall at all times while any share of Series AA Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series AA Preferred Stock, such number of its duly authorized shares of common stock as shall from time to time be sufficient to effect the conversion of all outstanding Series AA Preferred Stock; and if at any time the number of authorized but unissued shares of common stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Series AA Preferred Stock, the corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of common stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price of the Series AA Preferred Stock below the then-par value of the shares of common stock issuable upon conversion of the Series AA Preferred Stock, the corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the corporation may validly and legally issue fully paid and non-assessable shares of common stock at such adjusted Conversion Price.

3.3.3 <u>Effect of Conversion</u>. All shares of Series AA Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of common stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series AA Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 <u>No Further Adjustment</u>. Upon any conversion of shares of Series AA Preferred Stock, no adjustment to the Conversion Price of the Series AA Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on the Series AA Preferred Stock or on the common stock delivered upon conversion.

3.4    Adjustment for Stock Splits and Combinations. If the corporation shall at any time or from time to time after the date on which the first share of Series AA Preferred Stock is issued by the corporation (such date referred to herein as the "Original Issue Date") effect a subdivision of the outstanding common stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of common stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of common stock outstanding. If the corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of common stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of common stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of common stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5    Adjustment for Certain Dividends and Distributions. In the event the corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of common stock entitled to receive, a dividend or other distribution payable on the common stock in additional shares of common stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)    the numerator of which shall be the total number of shares of common stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)    the denominator of which shall be the total number of shares of common stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of common stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of Series AA Preferred Stock simultaneously receive a dividend or other distribution of shares of common stock in a number equal to the number of shares of common stock that they would have received if all outstanding shares of such series of Series AA Preferred Stock had been converted into common stock on the date of such event.

3.6     Adjustments for Other Dividends and Distributions.  In the event the corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of common stock entitled to receive, a dividend or other distribution payable in securities of the corporation (other than a distribution of shares of common stock in respect of outstanding shares of common stock), then and in each such event the holders of Series AA Preferred Stock shall receive, simultaneously with the distribution to the holders of common stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of Series AA Preferred Stock had been converted into common stock on the date of such event.

3.7     Adjustment for Reclassification, Exchange and Substitution.  If at any time or from time to time after the Original Issue Date the common stock issuable upon the conversion of Series AA Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the corporation, whether by recapitalization, reclassification or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of Series AA Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of common stock into which such shares of Series AA Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

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3.8    Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the corporation in which the common stock (but not Series AA Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of Series AA Preferred Stock shall thereafter be convertible, in lieu of the common stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of common stock of the corporation issuable upon conversion of one share of Series AA Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the board of directors) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of Series AA Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of Series AA Preferred Stock.

3.9    Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3, the corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based.

3.10    Mandatory Conversion. Upon either (a) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the outstanding shares of Series AA Preferred Stock at the time of such vote or

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consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), (i) all outstanding shares of Series AA Preferred Stock shall automatically be converted into shares of common stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the corporation.

3.11    Procedural Requirements.  All holders of record of shares of Series AA Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series AA Preferred Stock pursuant to Section 3.10.  Unless otherwise provided in the Certificate of Incorporation, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time.  Upon receipt of such notice, each holder of shares of Series AA Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the corporation to indemnify the corporation against any claim that may be made against the corporation on account of the alleged loss, theft or destruction of such certificate) to the corporation at the place designated in such notice, and shall thereafter receive certificates of the number of shares of common stock to which such holder is entitled pursuant to this Section 3.  If so required by the corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing.  All rights with respect to the Series AA Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of common stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11.  As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series AA Preferred Stock, the corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of common stock issuable

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on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of common stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series AA Preferred Stock converted. Such converted Series AA Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series AA Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends**. All dividends shall be declared pro rata on the common stock and the Series AA Preferred Stock on a pari passu basis according to the number of shares of common stock held by such holders. For this purpose each holder of shares of Series AA Preferred Stock is to be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of Series AA Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares**. Any shares of Series AA Preferred Stock that are redeemed or otherwise acquired by the corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series AA Preferred Stock following redemption.

6. **Waiver**. Any of the rights, powers, privileges and other terms of the Series AA Preferred Stock set forth herein may be waived on behalf of all holders of Series AA Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series AA Preferred Stock then outstanding, treating any convertible Series AA Preferred Stock as if converted to common stock.

## ARTICLE IV

Unless and except to the extent that the by-laws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

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In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, alter, and repeal the by-laws of the corporation.

## ARTICLE V

A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification, or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification, or repeal.

## ARTICLE VI

The corporation shall indemnify directors and officers of the corporation to the fullest extent permitted by the provisions of Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented from time to time, from and against any and all of the expenses, liabilities, or other matters referred to in or covered by such Section 145, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors, and administrators of such a person.

## ARTICLE VII

The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, unless prohibited under the laws of the State of Delaware.

## ARTICLE VIII

The address of the corporation's registered office in the State of Delaware is 1811 Silverside Road, City of Wilmington, County of New Castle, 19810, and its registered agent at such address is Vcorp Services, LLC.

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